HEARST CORPORATION TO INCREASE PER SHARE OFFER PRICE PAYABLE IN ITS
OFFER TO ACQUIRE REMAINING PUBLIC STAKE IN HEARST-ARGYLE TELEVISION
Offer Price to be Increased from $4.00 to $4.50 in Cash per Share
NEW YORK, April 27, 2009—Hearst Corporation announced today that it has increased the price per share that it will offer to pay for all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. (NYSE: HTV) not already owned by Hearst from $4.00 to $4.50 in cash per share. The increased offer price represents a 12.5% increase over the original proposed offer price of $4.00 per share, a premium of approximately 115% over the closing price of the shares on March 24, 2009, the last full trading day prior to the first public announcement of Hearst’s proposed offer, and a premium of approximately 154% above the average closing price of the shares for the 20 trading days immediately preceding March 24.
Hearst’s decision to increase the offer price follows discussions between Hearst and the special committee of independent members of the Board of Directors of Hearst-Argyle appointed to review Hearst’s offer. Based on those discussions, Hearst expects that the special committee will recommend that the stockholders of Hearst-Argyle accept the tender offer and tender their shares pursuant to the tender offer.
Hearst expects to commence the tender offer within the next several days.
Lazard is acting as financial advisor to Hearst in connection with the offer.
ABOUT HEARST CORPORATION
Hearst Corporation (www.hearst.com) is one of the nation’s largest diversified media companies. Its major interests include ownership of 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television (NYSE: HTV) which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.
NOTICE FOR HEARST-ARGYLE TELEVISION STOCKHOLDERS
Hearst-Argyle’s stockholders and other interested parties are urged to read Hearst’s tender offer statement and other relevant documents that will be filed with the SEC when they become available, because they will contain important information. Hearst-Argyle’s stockholders will be able to access those documents free of charge at the SEC’s Web site, www.sec.gov, or at Hearst’s Web site, www.hearst.com.
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Contacts
Hearst Corporation
Paul J. Luthringer, 212-649-2540
pluthringer@hearst.com